NewsRelease TC Energy files 2025 annual disclosure documents CALGARY, Alberta, Feb. 13, 2026 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) has today filed with Canadian securities authorities: • Audited Consolidated Financial Statements for the year ended Dec. 31, 2025 with related Management’s Discussion and Analysis (Annual Report); and • The Company’s Annual Information Form for the year ended Dec. 31, 2025. In addition, TC Energy filed its Form 40-F for the year ended Dec. 31, 2025 with the United States Securities and Exchange Commission. Copies of the filed documents are available at sedarplus.ca, sec.gov (for the Form 40-F) and in the Investors section of the Company website at tcenergy.com. Shareholders may request a paper copy of the audited Consolidated Financial Statements, free of charge, by calling the Company at 1-800-661-3805. About TC Energy We are a leader in North American energy infrastructure, spanning Canada, the U.S. and Mexico. Every day, our dedicated team proudly connects the world to the energy it needs, moving over 30 per cent of the cleaner-burning natural gas used across the continent. Complemented by strategic ownership and low-risk investments in power generation, our infrastructure fuels industries and generates affordable, reliable and sustainable power across North America, while enabling LNG exports to global markets. Our business is based on the connections we make. By partnering with communities, businesses and leaders across our extensive energy network, we unlock opportunity today and for generations to come. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- EXHIBIT 99.1

Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Investor Relations investor_relations@tcenergy.com 403-920-7911 or 800-361-6522